UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Scott W. Wilton

Executive Vice President, General Counsel and Secretary

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust; and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 4,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of InvenTrust Properties Corp., a Maryland corporation (the “Company”), at a price equal to $1.25 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 22, 2016 (the “Offer to Purchase”).

As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

This Schedule 14D-9 relates to the Common Stock, of which there were 862,215,694 shares outstanding as of August 8, 2016.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 4,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 11:59 p.m., Pacific Time, on September 23, 2016.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1640 School Street, Moraga, CA 94556, (925) 631-9100 ext. 1024.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the section captioned “Note 11 – Stock-Based Compensation” in the financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2016 (incorporated herein by reference); the section captioned “Note 12 – Stock-Based Compensation” in the financial statements contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016 (incorporated herein by reference); and the sections captioned “Note 15 – Stock-Based Compensation” in the financial statements, as well as “Item 11 – Executive Compensation” and “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” in the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2016 (incorporated herein by reference).

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The board of directors has reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.

The board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock. Additionally, the Company’s Second Amended and Restated Share Repurchase Program, which provided limited liquidity for Stockholders in the event of death or for Stockholders having a “qualifying disability” or confined to a “long-term care facility” (the “Death and Disability SRP”), was suspended effective February 28, 2014.

The board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•	On May 9, 2016, the Company announced an estimated value per share of the Common Stock equal to $3.14 per share as of May 1, 2016, $1.89 per share (or approximately 151%) above the Offer Price. As previously disclosed to stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing on Form 8-K dated May 9, 2016. The Company currently anticipates publishing a new estimated share value within one year from the date of the above estimated share value announcement. Any updated estimate may be higher or lower than $3.14 per share.

•	According to an independent secondary market auction provider, since May 15, 2016 (shortly after the announcement of the Company’s estimated share value), sale prices of the shares of Common Stock on such provider’s platform have ranged from $1.65 and $2.24 per share. The foregoing information does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Company does not know whether the foregoing information is accurate or complete. The Company is unaware of any other recent trading prices.

•	The Company has most recently been paying distributions at an annualized rate of $0.13 per share. The board is considering the Company’s distribution rate following the spin-off of Highlands REIT, Inc. on April 28, 2016 and the sale of the student housing platform on June 21, 2016. The Company expects distribution payments to decrease, primarily because the student housing assets produced significant cash flow for the Company and are no longer a part of the Company’s portfolio. The Company expects to announce a new distribution rate correlated to the cash generated from the Company’s remaining portfolio of assets in advance of the next quarterly distribution date in October 2016. Although the board of directors cannot provide any guarantee that the Company will maintain distributions at any rate in the future, Stockholders who choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until September 23, 2016 at the earliest. This date may be extended by the Offeror in its sole discretion. In addition, if more than 4,000,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows. The Company has been informed of an intended transfer of 64,613 shares owned by St. Anthony Padua Charitable Trust, for which J. Michael Borden, the chairman of the board, is the trustee, to the trust’s beneficiary, the Anthonian Association of the Friends of St. Anthony of Padua, Inc., another charitable organization. The Anthonian Association has agreed not to transfer the shares for a period of time that exceeds the duration of this Offer.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.

There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

(b)	Other Material Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These statements include statements about the Company’s plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “guidance,” “predict,” “potential,” “continue,” “likely,” “will,” “would,” “illustrative” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company based on the Company’s knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and stockholders should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause its actual results to differ materially from the forward-looking statements contained in this Schedule 14D-9. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in the Company’s filings with the SEC, including in the Annual Report on Form 10-K for the year ended December 31, 2015 (incorporated by reference herein). Such risks and uncertainties include market and economic volatility experienced by the U.S. economy or real estate industry as a whole, and the local economic conditions in the markets in which the Company’s properties are located; the Company’s ability to identify, execute and complete disposition opportunities; the Company’s ability to identify, execute and complete acquisition opportunities and to integrate and successfully operate any properties acquired in the future and the risks associated with such properties; the Company’s ability to manage expenses; loss of members of the Company’s senior management team or key personnel; changes in governmental regulations and United States accounting standards or interpretations thereof; the Company’s ability to access capital for renovations and acquisitions on terms and at times that are acceptable to the Company; changes in the competitive environment in the leasing market and any other market in which the Company operates; forthcoming expirations of certain leases and the Company’s ability to re-lease such properties; the Company’s ability to collect rent from tenants or to rent space on favorable terms or at all; the impact of leasing and capital expenditures to improve the Company’s properties in order to retain and attract tenants; events beyond the Company’s control, such as war, terrorist attacks, natural disasters and severe weather incidents, and any uninsured or underinsured loss resulting therefrom; actions or failures by the Company’s joint venture partners, including development partners; the cost of compliance with and liabilities under environmental, health and safety laws; changes in real estate and zoning laws and increases in real property tax rates; the economic success and viability of the Company’s anchor retail tenants; the Company’s debt financing, including risk of default, loss and other restrictions placed on the Company; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; the availability of cash flow from operating activities to fund distributions; the Company’s investments in equity and debt securities; the Company’s status as a real estate investment trust (“REIT”) for federal tax purposes; and changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs.

The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit No.

(a)(1)	Postcard to InvenTrust Properties Corp. Stockholders, dated August 26, 2016.

(e)(1)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2016.*

(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016.*

(e)(3)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2016.*

*	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott W. Wilton
(Signature)

Scott W Wilton,
Executive Vice President, General Counsel and Secretary
(Name and Title)

August 26, 2016
(Date)